SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MATRIX PHARMACEUTICAL, INC.
(Name of Subject Company (Issuer))

CHIRON CORPORATION
AND MANON ACQUISITION CORP.,
A WHOLLY OWNED SUBSIDIARY OF
CHIRON CORPORATION
(Name of Filing Person (Offerors))

COMMON STOCK, PAR VALUE
AND THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
$0.01 PER SHARE
(Title of Class of Securities)

576844104
(CUSIP Number of Class of Securities)

William G. Green
Senior Vice President, General Counsel and Secretary
Chiron Corporation
4560 Horton Street
Emeryville, California 94608
(510) 655-8750

with copies to:

Alison S. Ressler, Esq.
Sullivan & Cromwell
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable	Not Applicable

/ /	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
/x/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/ third-party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Items 1 - 11.

   N/A

Item 12. Exhibits

Exhibit 1.	Text of Press Release issued by Chiron Corporation on January 7, 2002.
Exhibit 2.	Text of Question and Answer Script dated January 7, 2002.